UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33217 / September 5, 2018

In the Matter of	:
	:
THRIVENT FINANCIAL FOR LUTHERANS	:
THRIVENT ASSET MANAGEMENT, LLC	:
THRIVENT CHURCH LOAN AND INCOME FUND	:
	:
625 Fourth Avenue South	:
Minneapolis, Minnesota 55415	:
	:
(812-14838)	:
	:

ORDER UNDER SECTIONS 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Thrivent Financial for Lutherans, Thrivent Asset Management, LLC, and Thrivent Church Loan
and Income Fund filed an application on November 1, 2017, and amendments to the application
on March 28, 2018 and June 22, 2018, requesting an order under section 17(d) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The
order would permit registered closed-end management investment companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment funds and accounts.

On August 9, 2018, a notice of the filing of the application was issued (Investment Company Act
Release No. 33197). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Thrivent Financial for Lutherans, et al. (File No. 812-14838) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary